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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **01/01/08** AND ENDING **12/31/08**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Benfield Advisory Inc.

OFFICIAL USE ONLY
42108 FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
140 Broadway, Suite 3200
New York, New York 10006

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michael Leppones (952) 886-8378

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
220 South Sixth St., Suite 1400 Minneapolis Minnesota 55402

CHECK ONE:
_X_ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number.

JAM

OATH OR AFFIRMATION

I, **William Henneman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Benfield Advisory Inc.** as of **December 31, 2008**, are correct and true. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of the customer, except as follows.

____

____

____

Signature

State of Minnesota
ss. Bloomington
County of Hennepin

US Financial Controller
Title

On this 27th day of March 2009, before me, William Henneman, personally appeared is subscribed to ~~this~~ document and executed for the same purposes therein.

Notary Public

DIANE M. YOUNG
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

This report ** contains (check all applicable boxes):

_X__	(a)	Facing page.
_X__	(b)	Statement of Financial Condition.
____	(c)	Statement of Operations.
____	(d)	Statement of Changes in Financial Condition.
____	(e)	Statement of Changes in Stockholders' Equity
____	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
____	(g)	Computation of Net Capital.
____	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
____	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
____	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
____	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X__	(l)	An Oath or Affirmation.
____	(m)	A copy of the SIPC Supplement Report.
____	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benfield Advisory Inc.

Financial Statements
For the year ended December 31, 2008

Benfield Advisory Inc.
Pursant to Rule 17a-5 under the Securities Exchange Act of 1934
Financial Statements
Year ended December 31, 2008
Table of Contents

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Benfield Advisory Inc.

We have audited the accompanying statement of financial condition of Benfield Advisory Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Benfield Advisory Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 27, 2009

0903-1043346

Benfield Advisory Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$5,518,377
Current income tax receivable	1,725,087
Net deferred tax asset	140,011
Accounts receivable	150,000
Other assets	13,813
Total assets	$7,547,288
Liabilities	
Payable to affiliated companies	3,270,280
Accrued compensation and benefits	30,792
Other liabilities	128,683
Total liabilities	3,429,755
Stockholder's Equity	
Common stock, $0.01 par value per share; 100,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	1,968,261
Retained earnings	2,149,271
Total stockholder's equity	4,117,533
Total liabilities and stockholder's equity	$7,547,288

See the accompanying notes to the financial statements.

1. Organization

Nature of operations
Benfield Advisory Inc. (the "Company") is incorporated in the state of Delaware and is an indirect wholly-owned subsidiary of Benfield Holdings US Inc. ("BHUS"). On November 28, 2008, BHUS was acquired by the Aon Corporation. The company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company conducts business as a broker-dealer and focuses on (a) private placements; (b) investment banking services in the area of insurance company mergers and acquisitions, management buyouts, recapitalizations, and related transactions; and (c) structuring and privately placing diversified insurance-backed securities ("DIBS") and other insurance-related securities.

Securities, including DIBS and other insurance-related securities, are placed by the Company on an agency basis with "accredited investors," as such term is defined under Regulation D under the Securities Act of 1933, as amended, and all funds paid directly to the issuer. All securities are transmitted directly by the issuer to the purchasers. The Company does not hold customer funds or securities or engage in retail securities sales.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of estimates
In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These accounting estimates reflect the best judgment of management and actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all cash investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Fees from services rendered are recognized as earned when billed, unless contingent upon the success of the underlying transaction, in which case, they are recognized as earned upon the transaction's closing.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes,* as amended, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

The Company recognizes income tax expense on a separate-company basis in accordance with a management and expense sharing agreement ("Agreement") with Benfield Inc. ("Benfield"), another affiliate. The Company files as a part of the Benfield consolidated federal income tax return and is included in certain combined state income tax returns that are required to be filed by Benfield. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other states where appropriate. The Company is a party to a tax sharing agreement with Benfield in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Any tax benefit is recorded to the extent realized in the consolidated income tax provision.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Tax reserves for uncertain tax positions are recorded in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109 ("Fin 48").

3. Related Party Transactions

Under the terms of the management and expense sharing agreement, Benfield is responsible for paying all operating costs and expenses, including income taxes, incurred by the Company and the Company is not obligated to reimburse Benfield for such payments. It is the Company's intent to reimburse Benfield for all expenses paid on its behalf, which therefore have been recorded by the Company as a liability prior to their payment, and to the extent the Company has available funds. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Income Taxes

Significant components of the Company's deferred income tax assets and liabilities as of December 31, 2008 are as follows:

	(in thousands)
Deferred tax assets:	
Unpaid vacation accrual	$ 11
Furniture and equipment	93
Compensation	33
Unpaid audit Fees	9
Gross deferred tax assets	146
Deferred tax liabilities:	
Other	6
Gross deferred tax liabilities	6
Deferred tax asset, net	$ 140

Management has determined, based on earnings and future income, that it is more likely than not the remaining deferred income tax assets recorded as of December 31, 2008 will be realized. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented if necessary.

As described in Note 2, the Company adopted FIN 48 on January 1, 2008. The effect of adopting FIN 48 was not material to the Company's financial statements.

The following is a reconciliation of the Company's beginning and ending amount of unrecognized tax benefits (in millions).

Balance at January 1, 2008	$650
Additions based on tax positions related to the current year	268
Balance at December 31, 2008	$848

The Company recognizes interest and penalties related to unrecognized income tax benefits in its provision for income taxes. Benfield Advisory accrued potential penalties and interest of $68,000 related to unrecognized tax positions during 2008. In total, as of December 31, 2008, the Company has recorded a liability for penalties and interest of $24,000 and $44,000, respectively.

The Company will file as part of Aon Corporation's consolidated U.S. income tax return for 2008. Previously, the Company filed as part of Benfield Group's consolidated U.S. income tax return. The Company also files in various state jurisdictions. All material U.S. federal and state income tax matters for years through 2004 have been concluded.

5. Net Capital Requirements

The Company is subject to the net capital requirements of FINRA and the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $2,083,622, which was $1,854,972 in excess of the amount required to be maintained. The Company's net capital ratio for 2008 is 1.7 to 1. During the Company's current year audit, a material weakness was identified and was reported by the independent registered public accounting firm. A copy of such report and comments is currently available for clients' inspection at the principal office of the SEC in Washington D.C. and at the regional office of the SEC in New York, NY.